EXHIBIT 17.01

RESIGNATION LETTER

February 01, 2019

Board of Directors
Freedom Holding Corp
“Essentai Tower” BC, Floor 7
77/7 Al Farabi Ave
Almaty, Kazakhstan 050040

Gentlemen:

I hereby tender my resignation as a member of the board of directors of Freedom Holding Corp, (the “Corporation”) effective as of February 01, 2019.

This resignation letter will also serve as confirmation to the Corporation that my resignation is not as a result of any disagreement between myself and the Corporation, its subsidiaries, management, board of directors or any committee of the board of directors.

I have appreciated working with members of the board of directors and, as a shareholder, look forward to the continued success of the Corporation. If I can be of other service to the Corporation, please do not hesitate to notify me.

Sincerely,

/s/ Arkady Rakhilkin
Arkady Rakhilkin